Exhibit 5.1
THOMPSON HINE LLP
312 Walnut Street, 14th Floor
Cincinnati, OH 45202
August 16, 2005
Milacron Inc.
2090 Florence Avenue
Cincinnati, Ohio 45206
     Ladies and Gentlemen:
We have acted as counsel to Milacron Inc., a Delaware corporation (the “Company”), in connection with the registration under the Securities Act of 1933 on Form S-8 (the “Registration Statement”) of 300,000 shares of Common Stock, par value $.01 per share, of the Company (the “Common Stock”), issuable under the Milacron Inc. Director Deferred Compensation Plan (the “Plan”).
In connection with this opinion, we have examined originals, or copies certified or otherwise identified to our satisfaction, of such documents, corporate records and other instruments as we have deemed necessary, including: (a) the Company’s Restated Certificate of Incorporation, (b) the Amended and Restated By-laws of the Company and (c) the Plan.
Based on the foregoing, it is our opinion that:
1.	The Company has been duly incorporated and is a validly existing corporation in good standing under the laws of the State of Delaware.
2.	The shares of Common Stock which may be issued or delivered as a distribution under the Plan, assuming (except as to treasury shares) that the per share consideration is at least equal to the par value of the Common Stock, will be, when issued or delivered as a distribution, validly issued, fully paid and nonassessable.
We are members of the bar of the State of Ohio and, accordingly, we do not express any opinion as to any matter governed by any laws other than the laws of the State of Ohio, the General Corporation Law of the State of Delaware and the federal laws of the United States of America.
We consent to the filing of this opinion as an exhibit to the Registration Statement.
Very truly yours,
/s/ Thompson Hine LLP